U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:       Date examination completed:
              811-6082                              December 31, 2002

2.  State Identification Number:
AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):


3.  Exact number of investment company as specified in registration statement:

                                RIVERFRONT FUNDS

4.  Address of principal executive office:
    (number, street, city, state, zip code)

                           FEDERATED INVESTORS TOWER
                              1001 LIBERTY AVENUE
                           PITTSBURGH, PA 15222-3779




INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.









   Management Statement Regarding Compliance With Certain Provisions of the
                        Investment Company Act of 1940

February 18, 2003

We, as members of management of The Riverfront Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2002, and from October 31, 2002 (the date of the last examination) through December 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, and from October 31, 2002 (the date of the last examination) through December 31, 2002, with respect to securities reflected in the investment accounts of the Funds.


/s/Duane A. Dewey
Duane A. Dewey
President


/s/Timothy S. Johnson
Timothy S. Johnson
Secretary


/s/C. John Ollier
C. John Ollier
Treasurer








                               Report of Independent Auditors

To the Board of Trustees of
The Riverfront Funds

     We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that The Riverfront Funds (comprised of U.S. Government Securities Money Market Fund, Small Company Select Fund, Balanced
Fund, U.S.  Government  Income Fund,  Select Value Fund and Large Company Select
Fund) (collectively,  the "Funds") complied with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from October 31, 2002 (the date of our last examination) through December 31, 2002:

o Confirmation of all securities held by the Federal Reserve Bank of Boston, Deutsche Bank and The Depository Trust Clearing Corporation in book entry form;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian, Provident Bank;

o Confirmation of the repurchase agreement with the broker and agreement of the underlying collateral with Provident Bank's records; and

o Agreement of six security purchases and six security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

     In our opinion, management's assertion that The Riverfront Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2002, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

     This report is intended solely for the information and use of management and the Board of Trustees of The Riverfront Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                               Ernst & Young LLP

Cincinnati, Ohio
February 18, 2003